Exhibit 8.1

Nortel Inversora S.A.
Subsidiaries

Name	Jurisdiction of Incorporation
Telecom Argentina S.A.	Argentina
Telecom Personal S.A. (1)	Argentina
Núcleo S.A. (2)	Paraguay
Personal Envíos S.A. (2)	Paraguay
Micro Sistemas S.A. (3)	Argentina
Telecom Argentina USA, Inc. (1)	Delaware, United States

(1)         Interest held indirectly through Telecom Argentina S.A.

(2)         Interest held indirectly through Telecom Personal S.A.

(3)         Dormant subsidiary as of December 31, 2015